Barclays Commodities Indices Free Writing Prospectus Filed Pursuant to Rule 433MONTHLY PERFORMANCE UPDATE – JUNE 2014Registration No. 333-190038HISTORICAL PERFORMANCE AS OF 6/30/2014July 1, 2014The following table provides historical index performance of the below-listed Barclays commodity indices through June 30, 2014. The inclusion of the benchmark reference indices is for comparison purposes only. Index Volatility Bloomberg Year to Past 12IndexLaunch1 Month(Past 12TickerDateMonths1Datemonths )-0.6%-0.2%-0.3%2.2%ComBATS 6 Index ERBCCAC06PJan-091.4%-1.7%1.0%7.1%Backwardation Long Short Index ERBCCFBKAPOct-10Backwardation Alpha DJ-UBSCISM Index ERBCCFBA3PSep-111.1%-2.6%0.4%7.1%1.5%5.0%9.7%7.7%Backwardation Index ERBCCFBKLPOct-101.9%4.9%3.9%7.5%Voyager II Index ERBCC1C3WPJun-102.1%6.0%8.4%8.3%Multi Strategy Index ERBCC1C3UPJun-102.1%5.7%8.9%8.5%Pure Beta Index ERBCC1C1PPOct-07Benchmarks1.7%5.6%7.6%8.9%BCI ERBCC1C10PMar-11DJ-UBSCISM ER2DJUBSJul-980.6%7.1%8.2%8.6%S&P GSCI® ERSPGCCIPJun-912.1%5.7%10.4%10.2%1 Note: Volatility for each Index and each benchmark reference index is calculated based on monthly natural logarithm returns. Volatility is calculated as the square root of the product of (1) 12 and (2) the sum of squared monthly returns divided by the number of returns in the observation period. 2 Effective July 1, 2014 Bloomberg LP will take over control and oversight of the Dow Jones-UBS Commodity Index, and any sub-indices of  the Dow Jones-UBS Commodity Index (together, the “Indices”). We expect the methodology and composition of the Indices to remain the  same, however, the ticker symbols will change. Barclays Commodity Based Alpha Trading Strategy 6 Index Excess Return* – “ComBATS 6 Index ER” The Com BATS 6 Index ER is designed to reflect the performance of a market neutral commodity alpha strategy involving long/short positions in 10 commodity indices. The strategy seeks to be a low volatility strategy which rebalances to fixed weights at the end of each month. *The ComBATS 6 Index ER has been live since January 2009. All performance information prior to January 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance.

Barclays Backwardation Long Short Index ER* – “Backwardation Long Short Index ER” The Backwardation Long Short Index ER is designed to reflect the performance of a market neutral commodity alpha strategy. Each month the Backwardation Long Short Index ER takes long positions in the 6 most backwardated commodities and short positions in the 6 most contango commodities identified by the strategy. *The Backwardation Long Short Index ER has been live since October 2010. All performance information prior to October 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. Barclays Backwardation Alpha DJ-UBSCISM Index ER* – “Backwardation Alpha DJ-UBSCISM Index ER” The Backwardation Alpha DJ-UBSCISM Index ER is designed to reflect the performance of a market neutral commodity alpha strategy. Each month the Backwardation Alpha DJ-UBSCISM Index ER takes long positions in the 10 most backwardated commodities identified by the strategy and short positions based on the DJ-UBSCISM. *The Backwardation Alpha DJ-UBSCISM Index ER has been live since September 2011. All performance information prior to September 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. Barclays Backwardation Index Excess Return* – “Backwardation Index ER” The Backwardation Index ER is designed to deliver returns from commodity markets by seeking to target commodities identified by the strategy as having upside potential. It seeks to maximize returns by aiming to allocate to the top 10 most backwardated commodities identified by the strategy each month. *The Backwardation Index ER has been live since October 2010. All performance information prior to October 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. Barclays Voyager II DJ-UBSCISM Index Excess Return* – “Voyager II Index ER” The Voyager II Index ER is designed to deliver absolute returns from commodity markets. It provides directionally long enhanced beta exposure during bullish markets, but switches to a market-neutral alpha allocation on a commodity-by-commodity basis if a bearish trend is detected. * Voyager II Index ER has been live since June 2010. All performance information prior to June 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. Barclays Multi-Strategy DJ-UBSCISM Index Excess Return* – “Multi Strategy Index ER” The Multi Strategy Index ER aims to outperform the benchmark by using different enhancement methodologies for different commodities based on the individual behavior. The enhancements dynamically adjust the exposure across the commodity term structure. *The Multi Strategy Index ER has been live since June 2010. All performance information prior to June 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance. Barclays Pure Beta DJ-UBSCISM Index Excess Return* – “Pure Beta Index ER” The Pure Beta Index ER aims to track the economic value of commodities in the medium to long term. It uses a multistep process to identify an allocation point that seeks to avoid illiquid and dislocated contracts. *The Pure Beta Index ER has been live since October 2007. All performance information prior to October 2007 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. Barclays Commodity Index Excess Return* – “BCI ER” The BCI ER is a broad, representative and diversified commodity index offered as a benchmark for commodity investors. It contains 24 commodities from 6 sectors, selected and weighted by traded dollar volume and is rebalanced annually. *The BCI ER has been live since March 2011. All performance information prior to March 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of future performance. The S&P GSCI and the Dow Jones UBS Commodity Index (“S&P GSCI® ER” and the “DJ-UBSCISM ER”) The S&P GSCI® ER and the DJ-UBSCISM ER are each commodity indices that reflect the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising each index. Each index was designed as a benchmark for investment in the commodity markets and is a measure of commodity market performance over time. Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI and 22 contracts meet the requirements for inclusion in the DJ-UBSCISM ER.

Certain Risk Considerations Some of the risks related to securities or products that may be linked to Barclays commodity indices or underlying reference assets (“Structured Investments”) are described below. Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. The Strategies Employed by the Indices are not Guaranteed to Succeed The Barclays commodity indices and reference assets referenced above are based on the premise(s) or strategies referenced above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any Barclays commodity index or reference asset will appreciate during the term of any Structured Investment. The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC or any of its affiliates that the level of the underlying reference asset will increase or that the Structured Investments will generate a positive return. Credit of issuer Structured Investments issued by Barclays Bank PLC are senior unsecured obligations of the issuer, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC as the case may be, to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments. In the event Barclays Bank PLC were to default on its obligations, an investor may not receive the amounts owed to such investor under the terms of the Structured Investments. No rights to the reference asset Holders of the Structured Investments will not have any rights (including any voting rights or rights to receive cash dividends or other distributions or any rights to receive the underlying commodities or exchange-traded or over-the-counter instruments based on these commodities) that holders of any reference asset or components of the reference asset would have. Limited liquidity Investors should be willing to hold Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC may intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If Structured Investments are sold prior to their maturity, an investor may have to sell them at a substantial loss. Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity The original issue price of Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from an investor in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss. Your own evaluation of the merits In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. Investors should make a complete investigation as to the merits of an investment in a Structured Investment before investing. Historical results not indicative of future performance The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless a Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC), if the level, value or price of the reference asset declines, an investor may lose some or all of your investment at maturity. Price volatility Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, an investor may receive less, and potentially substantially less, than the amount initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless a Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC as the issuer), an investor should be willing and able to bear the loss of some or all of your investment. Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including: ? the expected volatility of the reference asset or its underlying components; ? the time to maturity of the Structured Investments; interest and yield rates in the market generally; ? a variety of economic, financial, political, regulatory or judicial events; ? supply and demand for the Structured Investments; and ? the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer. Potential conflicts of interests Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment. If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time. In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to investors’ interests in the Structured Investments. The Wealth and Investment Management division of Barclays may sell the Structured Investments to certain of its customers and may receive compensation from Barclays (or Barclays Bank Delaware, as applicable), as the issuer of the Structured Investments, in this capacity The Wealth and Investment Management division of Barclays may offer Structured Investments to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to investors and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as the agent or investment adviser to an investor, and is not representing any investor in any capacity with respect to any purchase of the Structured Investments by an investor. If an investor is considering whether to invest in the Structured Investments through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges investors to seek independent financial and investment advice to assess the merits of such investment. Commodities and commodities futures prices may change unpredictably Market prices of commodities futures contracts, including futures contracts underlying commodities indices, may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of those physical commodities. These factors may adversely affect the level, value or price of commodities reference assets and, consequently, the market value and return, if any, of Structured Investments linked to commodities reference assets. Commodities and commodities futures contracts are subject to suspensions and disruptions in trading The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some commodities futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of commodities futures contracts on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of commodities futures contracts, or the level of the commodities indices that track commodities futures contracts, and, therefore, the market value of Structured Investments that are linked to commodities reference assets. Commodities futures and commodities indices that track commodities futures do not provide exposure to the spot prices of commodities Commodities futures prices, and the level or value of commodities indices that track commodities futures prices, reflect the prices for futures contracts for physical commodities. They do not reflect the current or “spot” prices of any commodity. A commodity futures contract represents an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period, and the price of the contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or spot price reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at any given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity, and expectations concerning supply and demand for the commodity. While price movements in futures contracts of physical commodities may at times correlate with changes in the spot prices of those commodities, such correlation may only be approximate or at times be weak. As such, Structured Investments that reference commodities futures contracts, or the level or value of commodities indices that track commodities futures contracts, are not intended to be representative of an investment that provides exposure to spot prices of commodities. Consequently, such Structured Investments may not be an effective means to hedge against the risk of losses in commodity-related transactions or to indirectly invest in commodities. The difference between commodities futures prices and the current prices of the underlying commodities may adversely affect the amounts payable under a Structured Investment linked to commodities indices Most commodity indices track the prices of commodities futures contracts. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodities futures contracts normally specify a certain date for delivery of the underlying physical commodities. As the futures contracts underlying a commodities index approach expiration, they are replaced by, or “rolled” into, similar contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices of futures contracts are lower in the distant delivery months than the spot price of the underlying commodity or the price of the futures contracts in the nearer delivery months, a positive “roll yield” would be reflected in the level of the commodities index. The actual realization of a potential roll yield will be dependent upon the level of the spot price of the physical commodity relative to the unwind price of the commodity futures contract at the time of sale of the contract. The absence of backwardation (or “contango”) in the commodity markets could result in negative “roll yields”, which could adversely affect the level or value of the commodities indices underlying your Structured Investment and, accordingly, decrease the payment an investor may receive at maturity or upon redemption. Changes in law or regulation relating to commodities futures contracts may adversely affect the market value of, and the amounts payable under, your Structured Investment Commodity futures contracts, that underlie commodity indices, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity derivatives markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the CFTC, to adopt rules on a variety of issues, many of which have been adopted and have become effective. In addition, certain significant components of the Dodd-Frank Act regulatory scheme, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, have been implemented. However, the Dodd-Frank Act regulatory scheme has not yet been fully implemented, and the ultimate impact of the regulations on the markets and market participants cannot yet be determined. Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses. This requirement has become effective for certain categories of interest rate and credit default swaps. It is anticipated that other products will become subject to the mandatory centralized execution and clearing requirement in the future. In addition, the legislation requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also authorizes the CFTC, subject to certain requirements, to adopt rules with respect to the establishment of limits on futures and swap positions on physical commodities that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC has proposed such rules. In addition, the CFTC will apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts on physical commodities as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under Structured Investments. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. On November 5, 2013, the CFTC voluntarily dismissed its appeal of the ruling and re-proposed for public comment new position limit rules largely similar to the vacated rules. If ultimately adopted by the CFTC, the position limit rules will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase commodity market volatility. This could, in turn, adversely affect the prices of such contracts and, in turn, the market value of Structured Investments and the amounts payable on Structured Investments. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap and futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could in turn adversely affect the value of Structured Investments that reference commodities. Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority (“ESMA”), which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts, which could adversely affect the prices of such contracts and, in turn, the market value of Structured Investments, that reference commodities, and the amounts payable on those Structured Investments at maturity or upon early redemption. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many over-the-counter derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared over-the-counter derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation.

Disclaimer Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., the Wealth and Investment Management Division of (“WIM”) or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays WIM Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019. The Dow Jones-UBS Commodity IndexesSM: The Dow Jones-UBS Commodity IndexesSM are a joint product of DJI Opco, LLC (“DJI Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS”), and have been licensed for use by Barclays Bank PLC. Dow Jones® and DJ® are trademarks of Dow Jones Trademark Holdings LLC; UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by DJI Opco and sublicensed for certain purposes by Barclays Bank PLC. The Barclays Backwardation Alpha DJ-UBSCISM Index ER, Barclays Voyager II DJ-UBSCISM Index Excess Return, Barclays Multi-Strategy DJ-UBSCISM Index Excess Return and Barclays Pure Beta DJ-UBSCISM Index Excess Return which are based on the Dow Jones-UBS Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, DJI Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, DJI Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in such Structured Investments. S&P GSCI Indices: “S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index” and “S&P GSCI® Commodity Index” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Structured Investments are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the Structured Investment or any member of the public regarding the advisability of investing in securities generally or in the Structured Investments particularly or the ability of the S&P GSCI® to track general commodity or stock market performance. © 2014, Barclays Bank PLC. All rights reserved.